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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           McCLATCHY NEWSPAPERS, INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  579489-10-5
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                                  (CUSIP Number)

     Karole Morgan-Prager, Esq.
     General Counsel and Corporate Secretary
     McClatchy Newspapers, Inc.
     2100 Q Street
     P.O. Box 15779
     Sacramento, CA 95852
     Telephone:  (916) 321-1828
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 579489-10-5                 13D                      Page 2 of 9 Pages
                         (Continued on following pages)

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CUSIP No. 579489-10-5                 13D                      Page 3 of 9 Pages

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1.   NAME OF REPORTING PERSON                                     Erwin R. Potts

     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON                                                 ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                                              Not Applicable

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  / /

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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  NUMBER OF    7.   SOLE VOTING POWER                                    140,045
   SHARES
               -----------------------------------------------------------------
 BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                               10,000,250
    EACH
               -----------------------------------------------------------------
  REPORTING
   PERSON      9.   SOLE DISPOSITIVE POWER                               140,045
    WITH
               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                          10,000,250

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 10,140,295

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 / /

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    60.2%

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14.  TYPE OF REPORTING PERSON                                                 IN

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CUSIP No. 579489-10-5                 13D                      Page 4 of 9 Pages

     Erwin R. Potts hereby amends and restates his statement on Schedule 13D filed with the Securities and Exchange Commission on February 1, 1990 (the "Initial Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of McClatchy Newspapers, Inc.

Item 1.   Security and Issuer
          -------------------

     (a) Title of class of equity securities: Class A Common Stock, $0.01 par value.

     (b)  Name of issuer:  McClatchy Newspapers, Inc.

     (c)  Address of principal executive office of the issuer:

          2100 Q Street
          Sacramento, CA 95816

Item 2.   Identity and Background
          -----------------------

     (a)  Name:  ERWIN POTTS

     (b)  Residence or business address:

          McClatchy Newspapers, Inc.
          2100 Q Street
          P.O. Box 15779
          Sacramento, CA 95852

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Erwin Potts is Chairman of the Board of McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

     (d) Erwin Potts, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Erwin Potts, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP No. 579489-10-5                 13D                      Page 5 of 9 Pages

     (f)  Citizenship:  United States

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Not applicable.  (See Items 4 and 5(a).)

Item 4.   Purpose of Transaction
          ----------------------

          Erwin Potts became one of five co-trustees of five separate trusts established for the benefit of McClatchy family members. Sole voting and dispositive power of the five trusts, each containing 2,000,000 shares of Class B Common Stock of McClatchy Newspapers, Inc. was held by Charles K. McClatchy until his death on April 16, 1989. By written appointment of successor trustees dated July 19, 1982, Charles K. McClatchy appointed Erwin Potts, William Ellery McClatchy, James B. McClatchy, William K. Coblentz and William M. Roth to succeed him as co-trustees. Said persons became co-trustees of each of said trusts by reason of the death of Charles K. McClatchy on April 16, 1989, and as a result share voting and dispositive power over the shares in said trusts.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a)  Amount beneficially owned:    10,140,295

          Percent of Class:             60.2%

          10,000,000 of the shares which are the subject of this Schedule 13-D are beneficially owned pursuant to the provisions of five trusts over which Erwin Potts, William K. Coblentz, James B. McClatchy, William Ellery McClatchy and William M. Roth share joint voting and dispositive power.

          The filing of this Amendment No. 1 to the Schedule 13-D shall not be construed as an admission that Erwin Potts is, for the purpose of
          Section 13(d) and 13(g) of the Act, the beneficial owner of such 10,000,000 shares.

     (b)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 140,045

          (ii)  shared power to vote or to direct the vote: 10,000,250


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CUSIP No. 579489-10-5                 13D                      Page 6 of 9 Pages

          (iii) sole power to dispose or to direct the disposition of:  140,045

          (iv)  shared power to dispose or to direct the disposition of:
     10,000,250

The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

     (1)  -    Name:  JAMES B. MCCLATCHY

          -    Residence or business address:

               McClatchy Newspapers, Inc.
               2100 Q Street
               P.O. Box 15779
               Sacramento, CA 95852

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Publisher, McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

          - James B. McClatchy, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - James B. McClatchy, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of James B. McClatchy:  United States


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CUSIP No. 579489-10-5                 13D                      Page 7 of 9 Pages

     (2)  -    Name:  WILLIAM ELLERY McCLATCHY

          -    Residence or business address:

               c/o McClatchy Newspapers, Inc.
               2100 Q Street
               P.O. Box 15779
               Sacramento, CA 95852

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
               Self-employed as a design architect with business address of 246 Sea Spray, Palm Beach, FL 33480.

          - William Ellery McClatchy, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William Ellery McClatchy, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William Ellery McClatchy:  United States

     (3)  -    Name:  WILLIAM K. COBLENTZ

          -    Residence or business address:

               222 Kearny Street, 7th Floor
               San Francisco, CA 94108

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: William K. Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Cahen, McCabe & Breyer, with officers located at 222 Kearny Street, 7th Floor, San Francisco, CA 94108.


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CUSIP No. 579489-10-5                 13D                      Page 8 of 9 Pages

          - William K. Coblentz, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William K. Coblentz, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William K. Coblentz: United States

     (4)  -    Name:  WILLIAM M. ROTH

          -    Residence or business address:

               57 Post Street, Suite 812
               San Francisco, CA 94104-5027

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.

          - William M. Roth, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William M. Roth, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William M. Roth: United States

     (c)  None.

     (d)  Only those persons identified in Item 5(b) above.

     (e)  Not applicable.

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CUSIP No. 579489-10-5                 13D                      Page 9 of 9 Pages

Item 6.   Contracts, Agreements, Understandings or Relationships with Respect to
          ----------------------------------------------------------------------
          Securities of the Issuer
          ------------------------

          Except as reported in 5(a) above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between William K. Coblentz and any person with respect to any securities of McClatchy Newspapers, Inc., including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          None.

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CUSIP No. 579489-10-5                 13D                      Page 9 of 9 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of February 12, 1996.



                               By      /s/ Erwin R. Potts
                                  ----------------------------------------------
                                          Erwin R. Potts